UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	February 8, 2021	By	/s/ Wang Jian
			Name:	Wang Jian
			Title:	Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOTICE OF H SHAREHOLDERS CLASS MEETING

Notice is hereby given that a class meeting of holders of H shares (the “H Shareholders Class Meeting”) of China Eastern Airlines Corporation Limited (the “Company”) will be held at 21/F Conference Room AB, Catic Building, No. 212, Jiangning Road, Jing’an District, Shanghai, the People’s Republic of China ( 中國上海市靜安區江寧路 212 號凱迪克大廈 21 樓 AB 會議室 ) at 2:00 p.m. on Monday, 29 March 2021 (or immediately after the conclusion or adjournment of the extraordinary general meeting of the Company which will be held at the same place and on the same date), or any adjournment thereof, for the purpose of considering, and if thought fit, passing the following resolutions. A circular containing details of the following resolutions is expected to be despatched to shareholders in due course.

Unless otherwise specified, capitalized terms used in this notice shall have the same meanings as those defined in the announcement of the Company dated 2 February 2021 in relation to the Non- public Issuance of A Shares.

1.

Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares to a specific subscriber by China Eastern Airlines Corporation Limited”. (Each part of this resolution shall be decided by voting in sequence):

1.01	Type and par value of shares to be issued

1.02	Method and time of issuance

1.03	Subscriber and method of subscription

1.04	Pricing benchmark date, pricing principles and issue price

1.05	Number of shares to be issued

1.06	Amount and use of proceeds

1.07	Lock-up period

1.08	Place of listing

1.09	Arrangement of accumulated undistributed profits before the non-public issuance of A shares

1.10	Validity period of the resolutions of non-public issuance of A shares

Details of the above resolution are set out in the announcement of the Company dated 2 February 2021 published on the website of the Hong Kong Stock Exchange in respect of the non-public issuance of A shares under a specific mandate.”

2.

Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares by China Eastern Airlines Corporation Limited”. Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 2 February 2021 published on the website of the Hong Kong Stock Exchange.”

3.

Special resolution: “THAT, to consider and approve the “Feasibility analysis on the use of proceeds from the non-public issuance of A shares by China Eastern Airlines Corporation Limited”. Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 2 February 2021 published on the website of the Hong Kong Stock Exchange.”

4.

Special resolution: “THAT, to consider and approve the “Conditional share subscription agreement of the non-public issuance entered into with a specific subscriber by China Eastern Airlines Corporation Limited”. Details of the above resolution are set out in the announcement of the Company dated 2 February 2021 published on the website of the Hong Kong Stock Exchange in respect of the non-public issuance of A shares under a specific mandate.”

5.

Special resolution: “THAT, to consider and approve the “Connected transactions involved in the non-public issuance of A shares by China Eastern Airlines Corporation Limited”. Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 2 February 2021 published on the website of the Hong Kong Stock Exchange.”

6.

Special resolution: “THAT, to consider and approve the “Proposal to authorize the board of directors and its authorized persons to proceed with relevant matters in respect of the non- public issuance of A shares in their sole discretion”. Details of the above resolution will be set out in the circular of the Company published on the website of the Hong Kong Stock Exchange in due course.”

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
8 February 2021

As at the date of this notice, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this notice, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this notice have been arrived at after due and careful consideration and there are no other facts not contained in this notice the omission of which would make any statements in this notice misleading.

Notes:

1.	Persons entitled to attend the H Shareholders Class Meeting

Persons who hold H shares of the Company and are registered as holders of H shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 26 February 2021 are entitled to attend the H Shareholders Class Meeting upon completion of the necessary registration procedures.

2.	Registration procedures for attending the H Shareholders Class Meeting

(1)

Holders of H shares shall deliver their attendance slips for attending the H Shareholders Class Meeting, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Office of the Board of Directors of the Company at 5/F, Block A2, Northern District, CEA Building, 36 Hongxiang 3rd Road, Minhang District, Shanghai (zip code: 201100) (for the attention of the Office of the Board of Directors of the Company) from 9:00 a.m. to 4:00 p.m. on Monday, 8 March 2021 (if by facsimile) (fax no: +862162686116) or between Monday, 1 March 2021 to Monday, 8 March 2021 (if by post). If proxies are appointed by shareholders to attend the H Shareholders Class Meeting, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(2)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: in person, by post or by facsimile.

3.	Appointing proxies

(1)

Shareholders who have the right to attend and vote at the H Shareholders Class Meeting are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)

The instrument appointing a proxy must be duly authorized in writing by the appointor or his/her attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarially certified. The holders of H shares must deliver the aforementioned documents to Hong Kong Registrars Limited, the Company’s H share registrar, not less than 24 hours before the time scheduled for the holding of the H Shareholders Class Meeting before such documents would be considered valid.

(3)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

4.	Duration of the H Shareholders Class Meeting

The H Shareholders Class Meeting is expected to last for half a day. Shareholders or their proxies attending the H Shareholders Class Meeting shall be responsible for their own accommodation and travel expenses.

Shareholders who attend the meeting on-site must pay attention in advance and abide by the regulations and requirements of Shanghai on health status declaration, quarantine and observation during the epidemic containment period. The Company will strictly follow the epidemic containment requirements of relevant government departments and take epidemic containment measures such as body temperature monitoring for the Shareholders who attend the meeting on-site under the guidance and supervision of relevant government departments. Shareholders who have fever and other symptoms or are not wearing masks as required or do not comply with the relevant epidemic containment regulations and requirements may not be admitted to the venue of the meeting. If the number of Shareholders who attend the meeting on-site reached the upper limit stipulated under the epidemic containment requirements of the relevant government departments on the date of the meeting, Shareholders present at the venue will have to enter into the venue on a “first sign in, first enter” basis, and Shareholders who sign in later may not be able to enter into the venue of the meeting.

5.	Closure of books

The H Share register of members of the Company will be closed from Saturday, 27 February 2021 to Monday, 29 March 2021, both days inclusive, during which period no transfer of the H shares of the Company will be effected. Where applicable, holders of H shares intending to attend the H Shareholders Class Meeting are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:30 p.m. on Friday, 26 February 2021.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Telephone: +85228628628

Fax: +85228650990

6.	Abstention from voting

CES Global Holdings (Hong Kong) Limited, who owns shares of the Company, is required to be abstain from voting in respect of the resolutions 1, 2, 4, 5 and 6 set out in this notice.

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